Exhibit 4.4

SUMMARY OF MATERIAL PROVISIONS

of the Loan Documents Between First International Bank of Israel and the Company Dated December 14, 2010

1.	Loan Amount: $40 million

2.	Term: 10 years

3.	Interest Rate: 4.77%

4.	Repayment: Principal shall be repaid in 10 equal yearly installments commencing January 1, 2012. Interest shall be repaid every 6 months.

5.
The loan is secured by a floating charge over the Company’s assets, which shall remain until October 2012, at which time it shall be converted into a negative pledge. An additional security for the loan is a mortgage over our headquarters offices in Petah Tikva in favor of the bank.

6.
Under the provisions of the loan, we undertook to satisfy two material covenants during the term of the loan: free cash of $15 million and a net debt to EBITDA ratio of 3.5. We believe that, as of December 31, 2010, we are in compliance with these two covenants.

7.
Under the provisions of the loan, the following may be exercisable without the bank’s consent: the Company may take additional credit from thirds parties, which may be secured by up to a $10 million first degree lien on any asset of the Company; Spacenet may take additional credit secured by up to a $30 million first degree lien on Spacenet’s shares and assets; and other subsidiaries of the Company may take, in the aggregate, additional credit secured by up to $10 million first degree liens on such subsidiaries’ assets.